As filed with the Securities and Exchange Commission on August 18, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

China Metro-Rural Holdings Limited

(Name of the Issuer)

China Metro-Rural Holdings Limited

Kind United Holdings Limited

Kindfar International Limited

Zagat International Limited

Willis Plus Limited

Cafoong Limited

Cheng Chung Hing, Ricky

Leung Moon Lam

Cheng Tai Po

China Metro-Rural Investment Limited

CMR Merger Sub Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

G3163G104

(CUSIP Number of Class of Securities)

Cheng Chung Hing, Ricky

c/o China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(852) 2111-3815

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Maurice Hoo, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 2218-9100	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105 (415) 773-5700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$4,180,610.35	$421.00

*	The transaction valuation is the product of (a) the cash merger consideration of US$1.03 per Ordinary Share and (b) approximately 4,058,845 Ordinary Shares subject to the Rule 13e-3 transaction.
**	The filing fee is the product of (a) the transaction valuation shown above and (b) the SEC filing fee rate of 0.0001007 for Fiscal Year 2016 and has been previously paid.

☐	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Item 15. Additional information	2
Item 16. Exhibits	2

Introduction

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by the following that are collectively referred to herein as the “Filing Persons” or individually as a “Filing Person:”

•	China Metro-Rural Holdings Limited, a British Virgin Islands limited liability company and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“CMR”),

•	Kind United Holdings Limited, a British Virgin Islands limited liability company,

•	Kindfar International Limited, a British Virgin Islands limited liability company,

•	Zagat International Limited, a British Virgin Islands limited liability company,

•	Willis Plus Limited, a British Virgin Islands limited liability company (“Willis Plus”),

•	Cafoong Limited, a British Virgin Islands limited liability company,

•	Cheng Chung Hing, Ricky, a Hong Kong permanent resident (“Ricky”),

•	Leung Moon Lam, a Hong Kong permanent resident,

•	Cheng Tai Po, a Hong Kong permanent resident,

•	China Metro-Rural Investment Limited, a British Virgin Islands limited liability company (“Investment”), and

•	CMR Merger Sub Limited, a British Virgin Islands limited liability company (“Merger Sub”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of June 8, 2016, as amended by the First Amendment to Agreement and Plan of Merger dated as of July 22, 2016 (the “Merger Agreement”), by and among CMR, Investment, and Merger Sub. Merger Sub is a wholly-owned subsidiary of Investment which, in turn, is a wholly-owned subsidiary of CMR.

On August 18, 2016, pursuant to the BVI Business Companies Act and the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub merged with and into CMR (the “Merger”), Merger Sub ceased to exist, and CMR continued as the surviving company and a wholly-owned subsidiary of Investment.

This Amendment No. 3 is being filed to report the results of the Rule 13e-3 transaction.

Item 15. Additional information.

(c)	Other Material Information.

On August 18, 2016, Kind United Holdings Limited and Cafoong Limited (collectively the “Majority Shareholder”) which, together, beneficially own 52.8% of the total combined voting power of CMR took action by written consent to approve the Merger and Merger Agreement, among other things.

On August 18, 2016, the Merger became effective pursuant to articles of merger, and a related plan of merger, filed with the Registrar of Corporate Affairs of the British Virgin Islands.

As a result of the Merger:

•	CMR will be eligible to terminate, and intends to terminate, its Exchange Act reporting obligations,

•	CMR is a wholly-owned subsidiary of Investment and has no public shareholders,

•	Each outstanding ordinary share, par value US$0.001 per share (“Ordinary Share”), of CMR was cancelled and converted into the right to receive US$1.03 in cash, without interest, other than (i) Ordinary Shares held by certain persons specified in the Merger Agreement, which were cancelled and converted into and exchanged for one fully paid and non-assessable ordinary share of Investment, and (ii) Ordinary Shares held by shareholders who perfect dissenters’ rights under the BVI Business Companies Act,

•	Each outstanding preferred share was cancelled, and converted into and exchanged for, 31.91225 fully paid and non-assessable ordinary shares of Investment,

•	Each Ordinary Share held by CMR and any of its subsidiaries was cancelled, and

•	The Ordinary Shares will not be listed on the NYSE MKT and no trading market will exist for these shares.

Item 16. Exhibits.

(a)(3)	Information Statement dated July 29, 2016 incorporated herein by reference to the Transaction Statement on Schedule 13E-3 filed on July 29, 2016.

(a)(5)(i)	Form 6-K filed by CMR on May 20, 2016 and press release attached thereto as exhibit 99.1, both incorporated herein by reference.

(a)(5)(ii)	Form 6-K filed by CMR on July 18, 2016 and press release attached thereto as exhibit 99.1, both incorporated herein by reference.

(a)(5)(iii)	Form 6-K filed by CMR on July 29, 2016 and press release attached thereto as exhibit 99.1, both incorporated herein by reference.

(a)(5)(iv)	Form 6-K filed by CMR on August 18, 2016 and press release attached thereto as exhibit 99.1, both incorporated herein by reference.

(a)(5)(v)	Form 6-K filed by CMR on August 18, 2016 and press release attached thereto as exhibit 99.1, both incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Merger Agreement incorporated herein by reference from Annex A to the Information Statement.

(d)(2)	Written Consent and Waiver dated June 7, 2016 between Ricky and CMR with respect to US$5 million and US$10 million 10% Convertible Bonds Due 2016 incorporated herein by reference to the Transaction Statement on Schedule 13E-3 filed on June 8, 2016.

(d)(3)	Action by Written Consent of the Majority Bondholders dated June 7, 2016 between Willis Plus and CMR with respect to 14% convertible bonds due 2017 incorporated herein by reference to the Transaction Statement on Schedule 13E-3 filed on June 8, 2016.

(d)(4)	Written Consent and Waiver dated June 7, 2016 between Willis Plus and CMR with respect to certain warrants incorporated herein by reference to the Transaction Statement on Schedule 13E-3 filed on June 8, 2016.

(d)(5)	Written Consent and Waiver dated June 7, 2016 between Willis Plus and Ricky with respect to the Deed of Undertakings and Negative Pledge Agreement incorporated herein by reference to the Transaction Statement on Schedule 13E-3 filed on June 8, 2016.

(d)(6)	Action by Written Consent of the Majority Bondholders dated June 7, 2016 between Ricky and Willis Plus with respect to the PAG Bonds incorporated herein by reference to the Transaction Statement on Schedule 13E-3 filed on June 8, 2016.

(e)(1)	CMR’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015 filed on July 31, 2015 and incorporated herein by reference.

(e)(2)	CMR’s Form 6-K filed on August 4, 2015 and incorporated herein by reference.

(e)(3)	CMR’s Form 6-K filed on November 6, 2015 and incorporated herein by reference.

(e)(4)	CMR’s Form 6-K filed on January 25, 2016 and incorporated herein by reference.

(f)	BVI Business Companies Act—Section 179 incorporated herein by reference from Annex C to the Information Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2016.

CHINA METRO-RURAL HOLDINGS LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Executive Director, Chairman of the Board, and Chief Executive Officer

KIND UNITED HOLDINGS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

KINDFAR INTERNATIONAL LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

ZAGAT INTERNATIONAL LIMITED

By:	/s/ Leung Moon Lam
Name:	Leung Moon Lam
Title:	Director

WILLIS PLUS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

CAFOONG LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

CHINA METRO-RURAL INVESTMENT LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Director

CMR MERGER SUB LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Director

CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky

LEUNG MOON LAM

/s/ Leung Moon Lam

CHENG TAI PO

/s/ Cheng Tai Po

4